SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                            ---------------------

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         FIRST MIDWEST BANCORP, INC.
                              (Name of Issuer)

                        Common Stock, $.01 Par Value
                       (Title of Class of Securities)

                                  320867104
                               (CUSIP number)

                             Geraldine C. Cowlin
                    c/o Law Offices of William J. Cowlin
                          41 North Virginia Street
                        Crystal Lake, Illinois 60014
                               (815) 459-4900
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               October 1, 1997
           (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                       (Continued on following pages)












                              Page 1 of 6 Pages





   CUSIP No.  320867104               13D            Page 2 of 6 Pages



        1    NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Geraldine C. Cowlin
                  ###-##-####

        2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) [  ]
                                                                 (b) [  ]

        3    SEC USE ONLY


        4    SOURCE OF FUNDS
                  PF

        5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                           [  ]

        6    CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

        7    NUMBER OF SHARES BENEFICIALLY OWNED
             BY EACH REPORTING PERSON WITH

             SOLE VOTING POWER
                  2,310,153

        8     SHARED VOTING POWER
                  -0-

        9    SOLE DISPOSITIVE POWER
                  2,310,153

        10   SHARED DISPOSITIVE POWER
                  -0-

        11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,310,153

        12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                          [X]

        13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  11.5%

        14   TYPE OF REPORTING PERSON
                  IN





   CUSIP No.  320867104               13D            Page 3 of 6 Pages



   ITEM 1.   SECURITY AND ISSUER.

        This Schedule 13D relates to the common stock, par value $.01 per share (the "First Midwest Common Stock"), of First Midwest Bancorp, Inc., a Delaware corporation ("First Midwest"). The address of First Midwest's principal executive offices is 300 Park Boulevard, Suite 405, Itasca, Illinois 60143-0459.

   ITEM 2.  IDENTITY AND BACKGROUND.

        (a)  Geraldine C. Cowlin  (the "Reporting Person")
        (b) c/o Law Offices of William J. Cowlin, 41 North Virginia Street, Crystal Lake, Illinois, 60014
        (c)  Homemaker
        (d)  None
        (e)  None
        (f)  United States

   ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The Reporting Person acquired her shares of First Midwest Common Stock in exchange for 106,344 shares of common stock, no par value, of SparBank, Incorporated, a Delaware corporation ("SparBank"). On October 1, 1997, SparBank was merged with and into FMB Acquisition Corporation, a wholly-owned subsidiary of First Midwest ("FMB"), pursuant to an Agreement and Plan of Merger, dated June 18, 1997, among SparBank, First Midwest and FMB (the "Merger Agreement"). Pursuant to the Merger Agreement, each of the outstanding shares of SparBank common stock was exchanged for 21.7234 shares of First Midwest Common Stock.

   ITEM 4.  PURPOSE OF TRANSACTION.

        The Reporting Person acquired her shares of common stock of First Midwest Common Stock for investment purposes. Pursuant to the Merger Agreement, First Midwest appointed William J. Cowlin, the spouse of the Reporting Person, to serve as a director of First Midwest, effective October 1, 1997, for a term of three years. Under the terms of the Merger Agreement, First Midwest also agreed to nominate William
   J. Cowlin (or such other person as Geraldine C. Cowlin may designate) to serve as a director of First Midwest for a second three-year term following the expiration of his first term as a director.

        The Reporting Person has no current plans to acquire any additional shares of First Midwest Common Stock.

   ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        (a)  The Reporting  Person beneficially owns  2,310,153 shares of
             First  Midwest Common  Stock (or  11.5%  of the  outstanding





   CUSIP No.  320867104               13D            Page 4 of 6 Pages



             shares of First Midwest Common Stock, giving effect to the 3,230,764 shares of First Midwest Common Stock issued in the Merger). The number of shares reported does not include 8,689 shares held beneficially and of record by William J.
             Cowlin, the Reporting Person's spouse, as to which the Reporting Person disclaims beneficial ownership.

        (b) The Reporting Person has sole power to vote and direct the disposition of her shares of First Midwest Common Stock.

        (c)  None.

        (d)  None.

        (e)  Not applicable.


   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Reporting Person is a party to an Investment Agreement, dated June 18, 1997, between First Midwest and all of the former stockholders of SparBank pursuant to which First Midwest has agreed, among other things, to file a resale registration statement covering the offer and sale by such stockholders of up to 800,000 shares of First Midwest Common Stock issued in the Merger. The Reporting Person is also a party to a Registration Rights Agreement, dated June 18, 1997, between First Midwest and all of the former stockholders of SparBank pursuant to which First Midwest has granted the Reporting Person certain demand registration rights with respect to her shares of First Midwest Common Stock, exercisable during the three- year period beginning on October 1, 1998 and ending on October 1, 2001. The Reporting Person also joined in the Merger Agreement for certain limited purposes relating to the Merger.

   ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

        The Reporting Person hereby incorporates by reference the Agreement and Plan of Merger, dated as of June 18, 1997, among SparBank, First Midwest and FMB, and joined in by Geraldine C. Cowlin and William J. Cowlin for certain limited purposes specified therein, filed as Exhibit 2 to First Midwest's Current Report on Form 8-K, dated June 18, 1997, which includes provisions governing the arrangements described under Item 4.





   CUSIP No.  320867104               13D            Page 5 of 6 Pages



                                  SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   October 9, 1997

                                      /s/       Geraldine C. Cowlin
                                      ----------------------------------
                                           Geraldine C. Cowlin





   CUSIP No.  320867104               13D            Page 6 of 6 Pages




                                EXHIBIT INDEX

   Exhibit No.                        Description
   -----------                        ------------

   Exhibit 1           Agreement and Plan of Merger,
                       dated as of June 18, 1997,
                       among SparBank, Incorporated,
                       First Midwest Bancorp, Inc.,
                       and FMB Acquisition Corporation
                       (incorporated by reference to
                       Exhibit 2 to the Current Report
                       on Form 8-K, dated June 18, 1997,
                       filed by First Midwest Bancorp,
                       Inc., Commission File No. 0-10967).